Exhibit 99.1
For Immediate Release
October 18, 2007
SAP Announces Preliminary 2007 Third Quarter and Nine Months Results
Company Reports Another Quarter of Strong Growth in Revenues from Software and
Software Related Services
Earnings Per Share Increased 13%
     WALLDORF – October 18, 2007 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2007.
HIGHLIGHTS – Third Quarter 2007
Revenues
•	Software and software related service revenues for the 2007 third quarter were €1.74 billion (2006: €1.54 billion1), which is an increase of 13% (16% at constant currencies2) compared to the third quarter of 2006.

•	Software revenues for the third quarter of 2007 were €715 million (2006: €642 million1), representing an increase of 11% (15% at constant currencies2) compared to the third quarter of 2006.

•	Total revenues were €2.42 billion for the 2007 third quarter (2006: €2.21 billion1), which represented an increase of 9% (13% at constant currencies2) compared to the same period of 2006.
Income
•	Operating income for the third quarter of 2007 was €601 million (2006: €549 million), which was an increase of 9% compared to the third quarter of 2006.

•	The operating margin for the 2007 third quarter was 24.8%, which was flat compared to the same period last year. The 2007 third quarter operating margin was impacted by investments

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 2
of approximately €35 million to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket.

•	Net income for the 2007 third quarter was €408 million (2006: €370 million), representing an increase of 10% compared to the third quarter of 2006.

•	Earnings per share for the third quarter of 2007 was €0.34 (2006: €0.30), which was an increase of 13% compared to the same period last year.
Core Enterprise Applications Vendor Share3
     SAP continued to gain share in the third quarter of 2007, marking the seventh consecutive quarter of share gains. Based on software and software related service revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors2, which account for approximately $35.9 billion in software and software related service revenues as defined by the Company based on industry analyst research, increased to 27.0% for the four quarter period ended September 30, 2007 compared to 26.0% for the four quarter period ended June 30, 2007, and 23.5% for the four quarter period ended September 30, 2006, representing a year-over-year share gain of 3.5 percentage points.
     “We are pleased to announce another strong quarter in which we continued to report double-digit growth in software and software related service revenues in each region and additional share gains among core enterprise application vendors,” said Henning Kagermann, CEO of SAP.
     Mr. Kagermann continued, “The third quarter also showed excellent results on the product side. For our established business we demonstrated further progress on the business process platform with a continued increase in the number of customers adopting both SAP ERP and SAP NetWeaver. For our new business, we held the branding launch of our new breakthrough innovation solution SAP Business ByDesign, which has gone live with 20 customers. We look forward to the remainder of the year, as we continue to invest in our business for future growth.”

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 3
HIGHLIGHTS – Nine Months 2007
Revenues
•	Software and software related service revenues for the first nine months of 2007 were €4.97 billion (2006: €4.41 billion1), which is an increase of 13% (16% at constant currencies2) compared to the first nine months of 2006.

•	Software revenues for the 2007 nine month period were €1.99 billion (2006: €1.76 billion1), representing an increase of 13% (17% at constant currencies2) compared to the 2006 nine month period.

•	Total revenues were €7.01 billion for the first nine months of 2007 (2006: €6.45 billion1), which represented an increase of 9% (12% at constant currencies2) compared to the same period of 2006.
Income
•	Operating income for the 2007 nine month period was €1.61 billion (2006: €1.48 billion), which was an increase of 9% compared to the 2006 nine month period.

•	The operating margin for the first nine months of 2007 was 23.0%, which was flat compared to the same period last year. The 2007 nine month operating margin was impacted by investments of approximately €85 million to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket.

•	Net income for the 2007 nine month period was €1.17 billion (2006: €1.07 billion), representing an increase of 9% compared to the same period of 2006. Net income for the 2007 nine month period was positively impacted by a second quarter effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.

•	Earnings per share for the 2007 nine month period was €0.96 (2006: €0.87), which was an increase of 10% compared to the same period last year. Earnings per share for the 2007 nine month period was positively impacted by a second quarter effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 4
Cash Flow
Operating cash flow for the first nine months of 2007 was €1.34 billion (2006: €1.29 billion million). Free cash flow2 for the 2007 nine month period was €1.05 billion (2006: €1.05 billion), which was 15% of total revenues (2006: 16%). At September 30, 2007, the Company had €2.6 billion in cash and cash equivalents and short term investments (December 31, 2006: €3.3 billion).
Share Buy-Back
In the third quarter of 2007, the Company bought back 6.2 million shares at an average price of €40.30 (total amount: €250 million). This compares to 600,000 shares (total amount: €22 million) bought back in the third quarter of 2006. Of the total shares purchased in the third quarter of 2007, approximately 3.0 million shares were used to serve exercises under SAP’s share based compensation programs. The number of shares bought back in the third quarter of 2007 represented 0.50% of the total shares outstanding. On September 7, 2007, the SAP Executive Board announced that it decided to decrease the treasury stock by cancelling 23,000,000 shares, representing approximately 1.81% of the capital stock before this corporate action. As of September 30, 2007, the Company held treasury stock in the amount of 42.2 million shares (approximately 3.4% of total shares outstanding) at an average price of €36.04. In the first nine months of 2007, the company invested €756 million buying back approximately 20.4 million shares at an average price of €37.05. Given the Company’s strong free cash flow generation, SAP plans to spend a similar amount for share buy-backs in the fourth quarter of 2007 as it did in the third quarter of 2007 under its current share buy-back authorization. All prior year share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding four-fold.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 5
BUSINESS OUTLOOK
     The Company reiterated its outlook and refined it for software and software related service revenues for the full-year 2007.
•	The Company reaffirmed its expectations for full-year 2007 software and software related service revenues to increase in a range of 12% to 14% at constant currencies[2] compared to 2006 growth of 12% at constant currencies[2], but refined its expectations by indicating that it now expects to reach the upper end of the range.

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, the Company will invest an additional €300 million to €400 million over eight quarters to build up a new business, of which approximately €85 million was already invested over the first three quarters of 2007.

Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities.

Therefore, the Company expects the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%. This remains unchanged from the previous outlook.

•	The Company is projecting an effective tax rate of 32.5% to 33.0% for 2007. This remains unchanged from the previous outlook.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 6
Regional Performance – Third Quarter 2007
Third Quarter 2007 Software and Software Related Service Revenues by Region (in € millions, unaudited)
SAP Group

	Software & SW	Software & SW
	Related Service	Related Service			Constant
	Revenues	Revenues			Currency
	Q3 2007	Q3 2006	Change	% Change	%Change

Total	1,739	1,544	+195	+13%	+16%
EMEA	914	803	+111	+14%	+15%
Asia Pacific Japan	237	196	+41	+21%	+24%
Americas	588	545	+43	+8%	+15%
Third Quarter 2007 Software Revenues by Region (in € millions, unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	Q3 2007	Q3 2006	Change	% Change	%Change

Total	715	642	+73	+11%	+15%
EMEA	331	290	+41	+14%	+15%
Asia Pacific Japan	119	95	+24	+25%	+28%
Americas	265	257	+8	+3%	+11%
Third Quarter 2007 Total Revenues by Region (in € millions, unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	Q3 2007	Q3 2006	Change	% Change	%Change

Total	2,422	2,214	+208	+9%	+13%
EMEA	1,242	1,125	+117	+10%	+11%
Asia Pacific Japan	318	273	+45	+16%	+20%
Americas	862	816	+46	+6%	+13%

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 7
Regional Performance – Nine Months 2007
Nine Months 2007 Software and Software Related Service Revenues by Region (in € millions, unaudited)
SAP Group

	Software & SW	Software & SW
	Related Service	Related Service			Constant
	Revenues	Revenues			Currency
	9 Mos 2007	9 Mos 2006	Change	% Change	%Change

Total	4,965	4,409	+556	+13%	+16%
EMEA	2,582	2,280	+302	+13%	+14%
Asia Pacific Japan	656	565	+91	+16%	+21%
Americas	1,727	1,564	+163	+10%	+18%
Nine Months 2007 Software Revenues by Region (in € millions, unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	9 Mos 2007	9 Mos 2006	Change	% Change	%Change

Total	1,993	1,760	+233	+13%	+17%
EMEA	918	796	+122	+15%	+16%
Asia Pacific Japan	303	249	+54	+22%	+26%
Americas	772	715	+57	+8%	+16%
Nine Months 2007 Total Revenues by Region (in € millions, unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	9 Mos 2007	9 Mos 2006	Change	% Change	%Change

Total	7,012	6,450	+562	+9%	+12%
EMEA	3,590	3,267	+323	+10%	+11%
Asia Pacific Japan	889	783	+106	+14%	+18%
Americas	2,533	2,400	+133	+6%	+13%

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 8
KEY EVENTS – Third Quarter 2007
•	In the third quarter of 2007, SAP announced major contracts in several key regions: Belgian Ministry of Budget and Control, Thames Water Utilities Ltd, and El Corte Inglés, S.A. in EMEA; Southwest Airlines Co., Royal Bank of Canada, and Goodyear Tire & Rubber Company in the Americas; Samsung SDS Co., Ltd., Tang Shan Iron and Steel Company, Ltd., and Trouw Nutrition Indonesia in Asia Pacific Japan.

•	A major milestone in the third quarter was the signature of a Global Enterprise Agreement with Apple, Inc. SAP has been a strategic software partner for Apple since 1995, and Apple has deployed almost the entire SAP Business Suite.

•	Demonstrating ongoing leadership in providing innovative solutions to retailers worldwide, Wal-Mart Stores, Inc. will enhance its financial information systems using SAP. Wal-Mart chose SAP ERP Financials for its ability to support the retailer’s global expansion and its need to efficiently respond to changes in the business and regulatory landscape. Wal-Mart plans to implement SAP globally in phases, with the first phase expected to be completed in calendar year 2010.

•	On September 27, 2007, SAP announced that Gartner Research, the renowned independent research firm, positioned SAP in the leader’s quadrant in the recent “Magic Quadrant for Horizontal Portal Products, 2007” report, based on completeness of vision and ability to execute. Gartner defines leaders in the Magic Quadrant as companies that “have a full range of capabilities to support all portal deployment scenarios, and have demonstrated consistent product delivery over a considerable period to meet customer needs, significant product innovation and continued success in selling to new customers.”

•	On September 26, 2007, SAP announced that Gartner Research has recognized SAP as the worldwide 2006 market share leader for the enterprise resource planning (ERP), customer relationship management (CRM) and supply chain management (SCM) markets.

•	On September 19, 2007, SAP unveiled SAP Business ByDesign, the most complete on-demand business software solution specifically addressing a new market of prospective, fast-growing midsize customers. Designed around four key principles—completeness, ease of use, adaptability and significantly cutting total cost of ownership (TCO)—SAP Business ByDesign delivers an on-demand software solution with built-in service and support.

•	On September 18, 2007, SAP and Misys plc announced an agreement to deliver integrated solutions for the global banking industry. The integrated universal banking solution will integrate key SAP components of SAP for Banking into Misys BankFusion.

•	On September 11, 2007, SAP and Callataÿ & Wouters announced a collaboration to offer an end-to-end core banking solution for midsize banks. The strategic collaboration will deploy Callataÿ & Wouters’ proven core banking product “Thaler” and SAP analytics capabilities on a business process platform for banks globally.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 9
•	On September 11, 2007, SAP announced the acquisition of the software license and maintenance business of SAP Arabia, its exclusive long-term partner in the region. Under the terms of the agreement, SAP will acquire selected existing assets, including all existing software license and maintenance customer contracts and trademarks from SAP Arabia. Aligned with SAP’s global go-to-market strategies, SAP will first establish subsidiaries in Dubai and Saudi Arabia to reinforce its ongoing commitment to deliver value and continuous innovation to customers in the region.

•	On September 7, 2007, SAP announced that the Company reduced its capital stock from €1,269,040,112 to €1,246,040,112 by cancelling 23,000,000 treasury shares, representing 1.8% of the capital stock before this corporate action.

•	On September 5, 2007, SAP announced the availability of a new SAP Best Practices offering in support of SAP GRC Access Control, a market-leading application for monitoring and enforcing user access and authorization controls.

•	On August 28, 2007, SAP announced accelerated customer adoption and innovative new processes for SAP Real Estate Management, a full-featured application for managing all types of real estate. Companies in 40 countries across more than 20 industries use the application to gain better control and analysis of their real estate portfolios.

•	On the occasion of the first-ever visit to India by the entire SAP Executive Board, SAP announced on August 28, 2007 an expansion of their existing partnership with the Global IT Services Division of Wipro Limited aimed at enhancing development and implementation of best-in-class solutions, especially around enterprise service-oriented architecture (Enterprise SOA). As part of the agreement, Wipro will become an SAP global services partner and will establish a solutions lab in Bangalore.

•	During the SAP Executive Board visit to India, SAP also announced on August 28, 2007, that within the space of just one year, SAP has doubled the number of Indian customers to 2,000. SAP also reiterated its plans to invest $1 billion in the country by 2010. The main portion of SAP’s investment in India is planned for expanding the company’s global development and services and support hub in India. SAP Labs India in Bangalore and Gurgaon will also benefit from the investment.

•	Furthering its commitment to deliver business value via innovation, SAP on August 8, 2007, unveiled its road map for the SAP Product Lifecycle Management (SAP PLM) application. Over the next three years, the extended application will build on existing SAP PLM capabilities to provide an end-to-end solution that helps companies accelerate and simplify the “business of products” as well as effectively collaborate with their business networks.

•	As part of its ongoing commitment to deliver continuous innovation to customers, SAP announced on July 31, 2007, the availability of the second enhancement package for the SAP ERP application. Next to functional enhancements, the enhancement package includes sector specific innovations for the media, utilities, telecommunications, and trading industries.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 10
•	On July 30, 2007, SAP announced five new SAP Business All-in-One prepackaged industry solutions for small businesses in Germany.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 2:00 pm (CET) / 1:00 pm (GMT) / 8:00 am (Eastern) / 5:00 am (Pacific). The conference call will be Webcast live on the Company’s Web site at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 43,400 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 11
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(tables to follow)

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 12
Consolidated Statements of Income
SAP Group 3rd quarter
UNAUDITED
in € millions

				Δ
	2007	2006	Δ	const. curr.2)
Software revenue	715	642	11%	15%
Support revenue	978	866	13%	16%
Subscription and other software related service revenue	46	36	28%	31%
Software and software related service revenue	1,739	1,544	13%	16%
Consulting revenue	544	539	1%	4%
Training revenue	102	91	12%	15%
Other service revenue	28	24	17%	17%
Professional services and other service revenue	674	654	3%	6%
Other revenue	9	16	-44%	-38%
Total revenue	2,422	2,214	9%	13%

Cost of software and software related services	-334	-268	25%
Cost of professional services and other services	-502	-499	1%
Research and development	-357	-332	8%
Sales and marketing	-512	-451	14%
General and administration	-121	-112	8%
Other income/expense, net	5	-3	N/A
Total operating expenses	-1,821	-1,665	9%

Operating income	601	549	9%

Other non-operating income/expense, net	-1	-4	-75%
Financial income, net	32	26	23%
Income before income taxes and minority interests	632	571	11%

Income taxes	-223	-200	12%
Minority interests	-1	-1	0%
Net income	408	370	10%

Earnings per share — basic in €	0.34	0.30	13%
Weighted average number of shares (in thousands), treasury stock excluded	1,206,193	1,221,709

Effective tax rate	35.3%	35.0%

Operating margin	24.8%	24.8%

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 13
Consolidated Statements of Income
SAP Group for nine months ended September 30
UNAUDITED
in € millions

				Δ
	2007	2006	Δ	const. curr. 2)
Software revenue	1,993	1,760	13%	17%
Support revenue	2,843	2,556	11%	15%
Subscription and other software related service revenue	129	93	39%	43%
Software and software related service revenue	4,965	4,409	13%	16%
Consulting revenue	1,618	1,641	-1%	2%
Training revenue	300	278	8%	12%
Other service revenue	84	69	22%	26%
Professional services and other service revenue	2,002	1,988	1%	4%
Other revenue	45	53	-15%	-9%
Total revenue	7,012	6,450	9%	12%

Cost of software and software related services	-935	-805	16%
Cost of professional services and other services	-1,531	-1,518	1%
Research and development	-1,049	-959	9%
Sales and marketing	-1,530	-1,361	12%
General and administration	-367	-331	11%
Other income/expense, net	11	6	83%
Total operating expenses	-5,401	-4,968	9%

Operating income	1,611	1,482	9%

Other non-operating income/expense, net	-8	-19	-58%
Financial income, net	103	91	13%
Income before income taxes and minority interests	1,706	1,554	10%

Income taxes	-536	-485	11%
Minority interests	-3	-2	50%
Net income	1,167	1,067	9%

Earnings per share — basic in €	0.96	0.87	10%
Weighted average number of shares (in thousands), treasury stock excluded	1,209,416	1,228,574

Effective tax rate	31.4%	31.2%

Operating margin	23.0%	23.0%

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 14
Consolidated Balance Sheets
SAP Group
CONDENSED AND UNAUDITED
in € millions

	09/30/2007	12/31/2006	Δ
Assets
Cash and cash equivalents	1,609	2,399	-33%
Short-term investments	962	931	3%
Accounts receivable, net	2,158	2,440	-12%
Other assets, inventories	438	371	18%
Deferred income taxes	117	108	8%
Prepaid expenses/deferred charges	100	75	33%
Current assets	5,384	6,324	-15%
Goodwill, intangible assets, net	1,602	1,250	28%
Property, plant, and equipment, net	1,291	1,206	7%
Investments	78	95	-18%
Accounts receivable, net	3	3	0%
Other assets	877	533	65%
Deferred income taxes	94	69	36%
Prepaid expenses/deferred charges	24	23	4%
Noncurrent assets	3,969	3,179	25%
Total assets	9,353	9,503	-2%

	09/30/2007	12/31/2006	Δ
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	543	610	-11%
Income tax obligations	88	297	-70%
Other liabilities, provisions	1,201	1,461	-18%
Deferred income	717	405	77%
Current liabilities	2,549	2,773	-8%
Accounts payable	12	34	-65%
Income tax obligations	170	83	105%
Other liabilities, provisions	478	412	16%
Deferred income	69	55	25%
Total liabilities	3,278	3,357	-2%
Minority interests	1	10	-90%
Shareholders’ equity	6,074	6,136	-1%
Total liabilities, Minority interests and Shareholders’ equity	9,353	9,503	-2%
Days Sales Outstanding	67	68

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 15
Consolidated Statements of Cash Flows
SAP Group for nine months ended September 30,
unaudited in € millions

	2007	2006
Net income	1,167	1,067
Minority interests	3	2
Income before minority interests	1,170	1,069
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	188	158
Loss from equity investees	1	0
Gains on disposal of property, plant, and equipment	0	-3
Gains on disposal of investments	-2	0
Write-ups/downs of financial assets	2	-1
Impacts of STAR hedging	13	-64
Stock-based compensation including income tax benefits	31	61
Deferred income taxes	2	-62
Change in accounts receivables	246	245
Change in other assets	-232	-159
Change in accrued and other liabilities	-448	-327
Change in deferred income	373	369
Net cash provided by operating activities	1,344	1,286
Acquisition of minority interests in subsidiaries	-48	0
Business combinations, net of cash and cash equivalents acquired (including prepayments)	-656	-497
Purchase of intangible assets and property, plant, and equipment	-293	-233
Proceeds from disposal of intangible assets and property, plant, and equipment	22	21
Purchase of investments	-720	-1,414
Sales of investments	646	2,016
Purchase of other financial assets	-15	-10
Sales of other financial assets	11	7
Net cash used in investing activities	-1,053	-110
Dividends paid	-556	-447
Purchase of treasury stock	-756	-971
Proceeds from reissuance of treasury stock	130	146
Proceeds from issuance of common stock (stock-based compensation)	39	44
Proceeds from short-term and long-term debt	32	40
Repayments of short-term and long-term debt	-32	-39
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities	-1,068	-1,223
Effect of foreign exchange rates on cash and cash equivalents	-13	-17
Net change in cash and cash equivalents	-790	-64
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,609	2,000

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 16

Footnotes

1) As stated in its January 24, 2007 press release, the Company disclosed that it accommodated a US customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997 — 2005). This accommodation entered into by the end of September, 2006 resulted in a reduction of license revenues by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the US in 2006. In January, the Company stated that it expected to reinstate a portion of the €31 million of software revenue with this US customer in the first quarter of 2007. In the first quarter of 2007, the Company reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. The Company does not expect to recover any further software revenue amounts.

2) Non-GAAP Measures

This press release discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this press release.

FREE CASH FLOW:

We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
Reconciliation for nine months ended September 30
In € millions

	2007	2006
Net cash provided by operating activities	1,344	1,286
Additions to long-lived assets excluding additions from acquisitions	-293	-233
Free cash flow	1,051	1,053
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 17
growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this press release to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:
Reconciliation of constant currency period-over-period changes for third quarter

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	Percentage points
Software revenue	11	15	-4
Support revenue	13	16	-3
Subscription and other software related service revenue	28	31	-3
Software and software related service revenue	13	16	-3
Consulting revenue	1	4	-3
Training revenue	12	15	-3

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 18

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	Percentage points
Other service revenue	17	17	0
Professional services and other service revenue	3	6	-3
Other revenue	-44	-38	-6
Total revenue	9	13	-4
Software revenue by region*:
EMEA region	14	15	-1
Americas region	3	11	-8
Asia Pacific Japan region	25	28	-3
Software revenue	11	15	-4
Software and software related service revenue by region:
Germany	3	3	0
Rest of EMEA region	21	22	-1
EMEA region	14	15	-1
United States	9	18	-9
Rest of Americas region	4	6	-2
Americas region	8	15	-7
Japan	6	16	-10
Rest of Asia Pacific Japan region	31	30	1
Asia Pacific Japan region	21	24	-3
Software and software related service revenue	13	16	-3
Total revenues by region:
Germany	4	4	0
Rest of EMEA region	15	16	-1
EMEA region	10	11	-1
United States	7	15	-8
Rest of Americas region	2	4	-2
Americas region	6	13	-7
Japan	1	10	-9
Rest of Asia Pacific Japan region	27	27	0
Asia Pacific Japan region	16	20	-4
Total revenue	9	13	-4
Operating Income	9	14	-5

*)	Based on customer location

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 19
Reconciliation of constant currency period-over-period changes for nine months ended September 30

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	Percentage points
Software revenue	13	17	-4
Support revenue	11	15	-4
Subscription and other software related service revenue	39	43	-4
Software and software related service revenue	13	16	-3
Consulting revenue	-1	2	-3
Training revenue	8	12	-4
Other service revenue	22	26	-4
Professional services and other service revenue	1	4	-3
Other revenue	-15	-9	-6
Total revenue	9	12	-3
Software revenue by region*:
EMEA region	15	16	-1
Americas region	8	16	-8
Asia Pacific Japan region	22	26	-4
Software revenue	13	17	-4
Software and software related service revenue by region:
Germany	5	5	0
Rest of EMEA region	19	20	-1
EMEA region	13	14	-1
United States	9	17	-8
Rest of Americas region	16	21	-5
Americas region	10	18	-8
Japan	8	20	-12
Rest of Asia Pacific Japan region	21	22	-1
Asia Pacific Japan region	16	21	-5
Software and software related service revenue	13	16	-3
Total revenue by region:
Germany	4	4	0
Rest of EMEA region	14	15	-1
EMEA region	10	11	-1
United States	4	13	-9
Rest of Americas region	11	15	-4
Americas region	6	13	-7
Japan	3	14	-11
Rest of Asia Pacific Japan region	20	21	-1
Asia Pacific Japan region	14	18	-4
Total revenue	9	12	-3
Operating Income	9	14	-5

*)	Based on customer location

SAP Announces Preliminary 2007 Third Quarter and Nine Months Results	Page 20
3) Core Enterprise Applications Vendor Share
Beginning in the first quarter of 2007, the Company began using software and software related service revenues for defining Core Enterprise Application Vendor Share because the Company believes that this is the most important indicator for vendor share oriented analysis with the realignment of its income statement structure. Prior to the first quarter of 2007, the Company had been using software revenues for defining Core Enterprise Application Vendor Share.
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $35.9 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 25) of Core Enterprise Application vendors.